

Deutsche Bank AG
1 Columbus Circle
New York, NY 10019
Tel 212-250-2500

September 16, 2024

<u>Via Electronic Submission</u>

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549

Re: Form SBSE-A/A Filing

To Whom It May Concern:

Kindly find below the "Summary of Changes" document, which will be submitted separately in the EDGAR system under the type "Exhibit-99.35":

- "Item_3C_Attachment"
  - Substituted Compliance Election Language
    - In conformance with the updated position taken by DBAG with respect to the re-election of the reliance on the substituted compliance with respect to SEC Regulation 240.15Fk-1, the "Item_3C_Attachment" document has been revised to indicate the aforementioned re-election of substituted compliance reliance with respect to SEC Regulation 240.15Fk-1
  - Clerical Correction
    - The "Item_3C_Attachment" document has been revised to indicate that DBAG relies on substituted compliance with respect to SEC Regulations 240.18a-7(a)(2) and 240.18a-7(j). For the avoidance of doubt, DBAG's position with respect to the reliance on substituted compliance with respect to SEC Regulations 240.18a-7(a)(2) and 240.18a-7(j) remains unchanged since October 29, 2021.

Respectfully,

Kirsten Salley
Director, Head of IB US Regulatory Compliance